United Fuel & Energy Corporation
405 N. Marienfeld, Suite 300
Midland, Texas 79701

October 19, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	United Fuel & Energy Corporation Amendment No. 2
on Form S-1 to Registration Statement on Form S-3
(File No. 333-135325)

Ladies and Gentlemen:

The undersigned, being the issuer of the shares with respect to which the above referenced Registration Statement relates, respectfully requests that the effectiveness of the Registration Statement be accelerated so that it will become effective by 4:30 p.m., Washington, D.C. time, October 20, 2006, or as soon thereafter as possible.

Sincerely yours,

UNITED FUEL & ENERGY CORPORATION

/s/ Bobby W. Page
By:	Bobby W. Page
Vice President and CFO